

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

January 25, 2008

Anthony J. Massetti
Chief Financial Officer
Qlogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, California 92656

      **RE:    Qlogic Corporation**
             **Form 10-K for the fiscal year ended April 1, 2007**
             **Form 10-Q for the quarterly period ended September 30, 2007**
             **File No. 0-23298**

Dear Mr. Massetti:

      We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your future documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 1, 2007

Item 6. Selected Financial Data, page 20

1.  Please revise future filings to describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or dispositions of business operations that materially affect the comparability of the information reflected in selected financial data. In this regard we note an increase in fiscal 2007 operating expenses that appears to be related to acquisitions as well as your adoption of SFAS 123R.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 30

2.  We note from your market risk disclosures on page 35 that a portion of your investment portfolio consists of asset and mortgage-backed securities. If these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, as appropriate, identify the specific nature of the asset and mortgage-backed securities, indicate what factors may affect the value of those securities, and disclose any material risks. Add any appropriate disclosure required by Regulation S-K Item 305.

Item 8. Financial Statements and Supplementary Data, page 36

Note 9. Stockholders' Equity, page 57

Stock-Based Compensation Expense, page 59

3.  We note that you used a combination of historical and implied volatility. Discuss your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 in relying on a blended volatility. As applicable, please revise future filings to provide the disclosures in Question 5 of SAB Topic 14.D.1. Please also expand your disclosures in the Critical Accounting Policies section to address your use of a blended volatility.

Form 10-Q for the quarterly period ended September 30, 2007

Item 4.  Controls and Procedures, page 20

4.        We note that your disclosure controls and procedures were effective "to ensure
          that information required to be disclosed … in reports that are filed or submitted
          under the Securities Exchange Act of 1934, as amended, is recorded, processed,
          summarized and reported within the time periods specified in the Securities and
          Exchange Commission rules and forms."  Please revise future filings to clarify, if
          true, that your officers concluded that your disclosure controls and procedures are
          also effective to ensure that information required to be disclosed in the reports
          that you file or submit under the Exchange Act is accumulated and communicated
          to your management, including your chief executive officer and chief financial
          officer, to allow timely decisions regarding required disclosure.  See Exchange
          Act Rule 13a-15(e)

          As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a cover letter that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,


Lynn Dicker
Review Accountant